Gates Global Inc.

Ritter House, 5th Floor, P.O. Box 3200

Road Town, Tortola, British Virgin Islands

July 1, 2014

VIA EDGAR TRANSMISSION

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549-6010

Attention:	J. Nolan McWilliams, Attorney-Advisor
Ryan Adams

Re:	Gates Global Inc.
Withdrawal of Registration Statement on Form F-1
File No. 333-193027

Ladies and Gentlemen:

On behalf of Gates Global Inc., a British Virgin Islands business company (the “Company”), we hereby request, pursuant to Rule 477 of the Securities Act of 1933, as amended (“Securities Act”), that the Registration Statement on Form F-1, together with all exhibits and amendments thereto (File No. 333-193027), as initially filed with the Securities and Exchange Commission (the “Commission”) on December 23, 2013 and was amended on March 24, 2014 (the “Registration Statement”) be withdrawn effective immediately. The Company is seeking withdrawal of the Registration Statement because on April 4, 2014, Onex American Holdings II LLC, 7607555 Canada Inc., Stichting Administratiekantoor TMKS, Pinafore Cooperatief U.A., the individuals listed on the signature pages thereto as “Management Sellers”, Pinafore Holdings B.V. (“Pinafore B.V.”) and Omaha Acquisition Inc. (together with its permitted assignees, “Acquiror”) entered into a Share Purchase Agreement (the “SPA”), pursuant to which all of the outstanding class B shares in the capital of Pinafore B.V. (an entity that was to become an indirect subsidiary of the Company in connection with the consummation of the initial public offering by the Company) will be sold to Acquiror. The SPA contained a number of covenants, including an obligation of the sellers under the SPA to submit this request for withdrawal of the Registration Statement as promptly as reasonably practicable following the satisfaction or waiver of a certain condition, which condition was satisfied prior to the date of this request. The Registration Statement has not been declared effective and none of the Company’s securities has been sold pursuant to the Registration Statement.

Accordingly, the Company requests that the Commission issue an order granting the withdrawal of the Registration Statement (“Order”) effective as of the date hereof or at the earliest practicable date hereafter. In accordance with Rule 457(p) of the Securities Act, the Company requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

Please provide a copy of the Order to Rachel Sheridan, Esq. of Latham & Watkins LLP, via email at rachel.sheridan@lw.com or via facsimile at (202) 637-2201. Should you have any questions regarding this request for withdrawal, please contact Rachel Sheridan of Latham & Watkins LLP by telephone at (202) 637-2139.

Very truly yours,

Gates Global Inc.

By:	/s/ John Zimmerman
John Zimmerman
Authorized Representative in the United States

cc:	James Nicol, Gates Global Inc.

Rachel W. Sheridan, Latham & Watkins LLP